For Immediate Release

FORDING PROVIDES NOTICE OF RELEASE OF
FINANCIAL RESULTS AND CONFERENCE CALL

CALGARY, April 14, 2003 — Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) will release its first quarter 2003 results in the afternoon on Wednesday, April 23, 2003. A conference call to discuss the results will be held for the investment community on Thursday, April 24, 2003, at 8:00 a.m. Mountain time, 10:00 a.m. Eastern time. Michael Grandin, Chairman and CEO will host the call, joined by Jim Gardiner, President, Jim Popowich, Executive Vice President and Allen Hagerman, Vice President and Chief Financial Officer. The media are invited to participate in a listen-only mode.

To participate in the conference call, please dial 1-800-796-7558 or 416-640-1907 approximately 10 minutes prior to the call. An archived recording of the call will be available shortly after the completion of the call through Saturday, April 26, 2003 by dialling 1-877-289-8525 or 416-640-1917 and entering pass code 247844 followed by the pound key.

A live and archived audio webcast of the conference call will also be available on Fording’s website www.fording.ca under Investor Relations, Event Calendar.

Fording Canadian Coal Trust is an open-ended investment trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly-owned subsidiary, Fording Inc., holds a 65% ownership of the Fording Coal Partnership and is the world’s largest producer of the industrial mineral wollastonite. The Fording Coal Partnership, comprised of Canada’s senior metallurgical coal mining properties, is the world’s second largest exporter of metallurgical coal, capable of supplying approximately 25 million tonnes of high-quality coal products annually to the international steel industry.

For further information contact:

Mark Gow, CA
Director, Investor Relations
403-260-9834
mark_gow@fording.ca